
04045605

82-03138

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Bermuda - 528,947
Bank of New York Brussels - 666,293
Bank of New York London - 6,962,100
Bankers Trust - 200,200
Brown Brothers Harriman - 726,800
Brown Borthers Harriman Ltd LUX - 1,424,900
Chase Manhattan Bank AG Frankfurt - 447,300
Chase Manhattan Bank London - 1,367,900
Chase Nominees Ltd - 1,580,220
Citibank - 156,600
Deutsche Bank AG, London - 840,400
Daxia Privatbank (Schweiz) - 24,400
HSBC Bank Plc - 910,230
HSBC Client Holdings Nominee (UK) Limited - 145,596
ING Luxembourg - 66,905
JP Morgan - 12,992,812
Master Trust Bank of Japan - 182,200
Mellon Bank - 196,000
Mellon Nominees Ltd - 238,500
National Australia Bank - 228,400
Nomura Trust and Banking - 90,800
Northern Trust - 1,995,200
Nortrust Nominees Ltd - 200,000
Societe Generale - 109,700
State Street Bank & Trust - 2,018,560
State Street Hong Kong - 59,800
State Street Munich - 53,200

dlw 10/19

Bank of New York Brussels - 242,103
Bermuda Far East - 82,200
Chase Manhattan Bank - 4,162,000
Chase Nominees Ltd - 1,658,838
JP Morgan - 535,727
Chase Nominees Limited - 17,270,620
HSBC - 73,410
JP Morgan Chase - 5,925,589
State Street Bank & Trust Company - 2,174,900
State Street Nominees - 98,200
Bank of New York - 1,180,000
BT Globenet Nominees Limited - 965,798
Chase Nominees Ltd - 895,200
Goldman Sachs and Co - 123,400
JP Morgan - 585,800
JP Morgan Chase - 104,000
Lloyds Bank Nominees Limited - 1,342,900
Bank (Stock Exchange Branch) Nominees Limited - 6,800
Mellon Bank - 62,500
Mellon Bank N.A. - 980,000
Mellon Trust - 1,996,000
Morgan Stanley - 344,400
MSCO - 224,700
MSS Nominees Limited - 723,900
Northern Trust - 2,144,224
Royal Trust - 71,600
State Street Bank & Trust - 5,596,591
State Street Nominees Ltd - 5,358,600
Bankers Trust - 1,694,100
Citibank - 116,700
Northern Trust - 695,000

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Figures given as at 7 October 2004

11. Date company informed

8 October 2004

12. Total holding following this notification

91,259,763 shares

13. Total percentage holding of issued class following this notification

3.0%

14. Any additional information

Notification received under s198 CA85

15. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

16. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of notification

8 October 2004